# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DISC MEDICINE, INC., CIK 0001816736
CUSIP: 254604101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 321 ARSENAL STREET, SUITE 101, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0001415889-25-022121
Filed by CIK 0001628098
Persons authorized to receive notices and communications: Ommer Chohan, CFO, Atlas Venture, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund X, L.P. (CIK 0001628098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 813,167; sole dispositive power 0; shared dispositive power 813,167; aggregate amount beneficially owned 813,167 (2.2% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P. (CIK 0001742766): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 813,167; sole dispositive power 0; shared dispositive power 813,167; aggregate amount beneficially owned 813,167 (2.2% of the class)
- Atlas Venture Associates X, LLC (CIK 0001742765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 813,167; sole dispositive power 0; shared dispositive power 813,167; aggregate amount beneficially owned 813,167 (2.2% of the class)
- Atlas Venture Fund XII, L.P. (CIK 0001812049): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,013; sole dispositive power 0; shared dispositive power 14,013; aggregate amount beneficially owned 14,013 (0% of the class)
- Atlas Venture Associates XII, L.P. (CIK 0001845875): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,013; sole dispositive power 0; shared dispositive power 14,013; aggregate amount beneficially owned 14,013 (0% of the class)
- Atlas Venture Associates XII, LLC (CIK 0001845871): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,013; sole dispositive power 0; shared dispositive power 14,013; aggregate amount beneficially owned 14,013 (0% of the class)
- Atlas Venture Opportunity Fund I, L.P. (CIK 0001759241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 349,210; sole dispositive power 0; shared dispositive power 349,210; aggregate amount beneficially owned 349,210 (0.9% of the class)
- Atlas Venture Associates Opportunity I, L.P. (CIK 0001780065): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 349,210; sole dispositive power 0; shared dispositive power 349,210; aggregate amount beneficially owned 349,210 (0.9% of the class)
- Atlas Venture Associates Opportunity I, LLC (CIK 0001780066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 349,210; sole dispositive power 0; shared dispositive power 349,210; aggregate amount beneficially owned 349,210 (0.9% of the class)
- Atlas Venture Opportunity Fund II, L.P. (CIK 0001885327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 337,485; sole dispositive power 0; shared dispositive power 337,485; aggregate amount beneficially owned 337,485 (0.9% of the class)
- Atlas Venture Associates Opportunity II, LP (CIK 0001935814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 337,485; sole dispositive power 0; shared dispositive power 337,485; aggregate amount beneficially owned 337,485 (0.9% of the class)
- Atlas Venture Associates Opportunity II, LLC (CIK 0001935810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 337,485; sole dispositive power 0; shared dispositive power 337,485; aggregate amount beneficially owned 337,485 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: DISC MEDICINE, INC.
Address of issuer's principal executive offices: 321 ARSENAL STREET, SUITE 101, WATERTOWN, Massachusetts (MA), 02472
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Disc Medicine, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") on February 16, 2021 (the "Initial Schedule 13D") and later amended on February 14, 2023 ("Amendment No. 1") , September 21, 2023 ("Amendment No. 2"), January 24, 2024 ("Amendment No. 3"), and August 15, 2025 ("Amendment No. 4") and together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Prior Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas X is the record owner of 813,167 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, Atlas XII is the record owner of 14,013 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

As of the date hereof, AVOF is the record owner of 349,210 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

As of the date hereof, AVOF II is the record owner of 337,485 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.

Each of the Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and Opportunity Fund II Reporting Persons may be deemed to beneficially own 2.2%, 0.0%, 0.9% and 0.9%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 37,750,162 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report for the quarterly period ended September 30, 2025 on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2025.

Collectively, the Reporting Persons beneficially own an aggregate of 1,513,875 shares of Common Stock, which represents an estimated 4.0% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, each of Atlas X, AVA X LP and AVA X LLC have shared voting power and shared dispositive power over 813,167 shares of Common Stock.

As of the date hereof, each of Atlas XII, AVA XII LP and AVA XII LLC have shared voting power and shared dispositive power over 14,013 shares of Common Stock.

As of the date hereof, each of AVOF, AVAO LP and AVAO LLC have shared voting power and shared dispositive power over 349,210 shares of Common Stock.

As of the date hereof, each of AVOF II, AVAO II LP and AVAO II LLC have shared voting power and shared dispositive power over 337,485 shares of Common Stock.
Transactions in the class effected during the past sixty days: The transactions in the common stock by the Reporting Persons during the past sixty days are set forth in Exhibit 99.1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on or before October 31, 2025 by virtue of dilution resulting from the Issuer's issuance of additional shares of common stock and not as a result of any transaction by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transactions in Common Stock During the Past Sixty Days

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, L.P., its general partner, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, its CFO (12/17/2025)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, its CFO (12/17/2025)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Fund XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, L.P., its general partner, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (12/17/2025)
- Atlas Venture Associates XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (12/17/2025)
- Atlas Venture Associates XII, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, L.P., its G.P., By: Atlas Venture Associates Opportunity I, LLC, its G.P., By: Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, LLC, its General Partner, By: Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, L.P., its G.P., By: Atlas Venture Associates Opportunity II, LLC, its G.P., By: Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Associates Opportunity II, LP: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, LLC, its General Partner, By: Ommer Chohan, CFO (12/17/2025)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (12/17/2025)